April 24, 2013

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7410

Attention:	Pamela Long, Assistant Director

Re:	Universal Technology Systems Corp. (“the Company”) Amendment No. 1 to Registration Statement on Form S-1 File No. 333-187308 Filed March 15, 2013

Dear Ms. Long:

In response to your letter of April 11, 2013 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed March 15, 2013, we herewith transmit the Company’s First Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Security Act Release No. 33-6932 (April 28, 1992). The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply Christopher Conley Universal Technology Systems Corp. April 11, 2013 Page 2 with Rule 419.

Response:

We believe that we are not a blank check company subject to the provisions of Section (a)(2) of Rule 419 under the Securities Act of 1933 and pursuant to the guidelines specified in Blank Check Offerings, 57 Fed. Reg. 18037-01 (April 28, 1992).

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”  In the adopting release, the Commission stated that it would “scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”   57 FR 18037-01 at 18038-18039.

The provisions of that Release discuss Rule 419 provisions which specify that a “blank check company” means a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing “penny stock” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.

We have a specific business plan.  We are a development stage company with limited operating history.  Our business plan and our purpose is summarized in the “Plan of Operation” section of our Registration Statement.  Here it states the Company intends to develop a dedicated platform for buyers and sellers of waste engine oil and cooking oil. We intend to develop the platform to assist buyers and sellers trade in the used motor oil originating from cars, trucks, large and small automobiles, boats, ships, heavy machinery and hydraulic equipment. We intend to develop a platform to assist buyers and sellers trade in the used cooking oil originating from restaurants, schools, hospitals, and other facilities that utilize cooking oil. We intend to specialize in bulk quantity shipments of waste oil to recyclers. Our intended growth of operation will be in the State of Florida.

We intend to transport the oil waste removal that motor oil and food establishments face via our intended service. We intend to collect these intended barrels/drums of waste from our clients’ locations, store them at our warehouse storage facility and re-sell them to motor oil/cooking oil recycling operations. We intend to cater to small to mid-sized clients. We intend to adopt approaches to minimize the regulatory burden associated with waste disposal for our customers.

We are relying on the provisions of the above release, which specify that start-up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering.

Accordingly, we made no revisions to the S-1 in response to your Comment 1.

2. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Response:

There are no companies which our sole officer and director and affiliates have acted as promoters or in which they have a controlling interest.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

There have been no presentations or written communications to any potential investors. Once the Registration Statement is effective, we intend to provide a copy to potential investors.

Facing page

4. We note that the language “The information in this prospectus . . .” is included in the last paragraph under the Calculation of Registration Fee table. Please delete this language since it is already included on the prospectus cover page.

Response:

We concur with the staff and revised the filing to delete the stated language.

Prospectus Cover Page

5. Please disclose that investor funds will be immediately available for use by the registrant.

Response:

We concur with the staff and revised the filing to add the following language. “Any shares sold will be immediately available for use by the registrant”.

6. Please disclose here that the maximum amount sought in this offering is insufficient to begin business operations.

Response:

We concur with the staff and revised the filing to add the following language  “The funds raised in this offering, even assuming we sell all the shares being offered, will be insufficient to commercialize our intended service or develop our business strategy”

Business Summary, page 4

7. Please revise to clearly disclose in the beginning of this section that $33,000 from this offering is not sufficient to begin your operations and the $33,000 will be used to investigate and analyze what operating equipment, office equipment, consulting team, marketing and facilities are necessary to operate a waste facility.

Response:

We concur with the staff and revised the filing to more fully disclose that the $33,000 from this offering is not sufficient to begin operations and the $33,000 will be used to investigate and analyze what operating equipment, office equipment, consulting team, marketing and facilities are necessary to operate a waste facility

8. We note disclosure here that you need to raise $675,000 over the next 12 months and we note disclosure throughout the registration statement that states that you need to raise the $675,000 over the next 18 months. Please revise your disclosure to consistently disclose whether your intended capital raising will be over the next 12 or 18 months and revise this section to clearly disclose that you need the $675,000 to begin the startup of your operations and that you are unable to identify in any detail the steps you will take to obtain the financing required to execute your business plan.

Response:

We concur with the staff and revised the filing to reflect the intent to raise capital over the next 18 months

Risk Factors, page 6

Because we have not developed . . . , page 8

9. Please disclose whether you are attempting to incorporate the information on external web sites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus. We also note the use of external websites in the Business section.

We concur with the staff and revised the filing to remove any reference to websites.

Dilution of the Price You Pay for Your Shares, page 16

10. Please revise your table on page 16 to reflect your net tangible book value per share before the offering of $0.0008 rather than $0.008.

Response:

We concur with the staff and revised the filing to reflect your net tangible book value per share before the offering of $0.0008

11. In your table on page 17, you indicate that your pro forma net tangible book value per share before the offering was $0.001 in the 35%, 50%, 75% and 100% columns. In all of these columns, it appears that your pro forma net tangible book value per share before the offering should be $0.0008 and the increase in book value attributable to new investors should be the difference between this pro forma net tangible book value per share before the offering and after the offering. If so, the dilution to new shareholders as a percentage of offering price would appear to be 90.5% in the 35% column, 86.6% in the 50% column, 80.8% in the 75% column and 75.8% in the 100% column. Please also revise your table to include the dollar amount per share of dilution to new shareholders. Refer to Item 506 of Regulation S-K.

Response:

We concur with the staff and revised the filing to reflect the corrected numbers.

Plan of Distribution, page 17

12. Please disclose more detail regarding the manner in which these securities will be offered and how investors will learn about the offering. For instance, will the responsible individual solicit investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

Response:

Mr. Conley intends to offer these shares to friends and family through personal contact. The only material we intend to use is the Registration Statement, once it is effective.

13. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Response:

We have revised the filing to disclose that Mr. Conley may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Management, page 30

14. Please revise your filing to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Conley should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Christopher Conley Universal Technology Systems Corp. April 11, 2013 Page 4

Response:

We have revised the filing to better reflect Mr. Conely’s qualifications.

Dealer Prospectus Delivery Obligation, page 35

15. Please move this information to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Response:

We concur with the staff and have moved the Dealer Prospectus Delivery Obligation to the outside back cover.

Report of Independent Registered Public Accounting Firm, page F-2

16. Please make arrangements with your auditor for them to revise the third paragraph of their report to reference the period from January 28, 2013 (date of inception) through January 31, 2013, rather than the year then ended.

Response:

Our Auditors concur with the staff and revised the third paragraph of their report to reference the period from January 28, 2013 (date of inception) through January 31, 2013, rather than the year then ended.

Signatures, page II-3

17. We note that the signature section refers to the “Prospectus”. Please revise the signature section to refer to the registration statement.

Response:

We concur with the staff and revised the signature section to refer to the registration statement.

Exhibit 23

18. Please make arrangements with your auditor for them to revise their consent as follows:

• Disclose their consent to the inclusion of their name under the Experts section of the Form S-1;

• Remove the incorporation by reference wording, since their report is included directly in the Form S-1; and

• Reference the period from January 28, 2013 (date of inception) through January 31, 2013, rather than the year then ended.

Response:

We have contacted our auditors and have they have submitted the proper consent which addresses the points made in this comment.

Subscription Agreement, Exhibit 99

19. We note the reference to Units in the subscription agreement, however shares are registered in the registration statement. Please advise.

Response:

We concur with the staff and revised the filing to delete any reference to Units. It was a typographical error.

Sincerely,

Universal Technology Systems Corp.

/s/ Christopher Conley

Christopher Conley

President & Chief Executive Officer